Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

(1) PROPOSED SHARE CONSOLIDATION; AND

(2) PROPOSED CHANGE IN BOARD LOT SIZE PROPOSED SHARE CONSOLIDATION

PROPOSED SHARE CONSOLIDATION

The Board proposes to put forward a proposal to the Shareholders to effect the Share Consolidation which involves the consolidation of every ten (10) issued and unissued Existing Shares of US$0.0004 each into one (1) Consolidated Share of US$0.004 each.

As at the date of this announcement, the authorised share capital of the Company is US$22,000,000.00 divided into (i) 50,000,000,000 Existing Common Shares of a par value of US$0.0004 each and (ii) 5,000,000,000 preferred shares of a par value of US$0.0004 each, of which 42,196,248,641 Existing Common Shares have been issued and are fully paid or credited as fully paid. Assuming no Existing Shares will be issued or repurchased between the date of this announcement and the date of the EGM, immediately after the Share Consolidation becoming effective, the authorised share capital of the Company will become US$22,000,000.00 divided into (i) 5,000,000,000 common shares of a par value of US$0.004 each and (ii) 500,000,000 preferred shares of a par value of US$0.004 each, of which 4,219,624,864.1 Consolidated Shares (which are fully paid or credited as fully paid) will be in issue.

PROPOSED CHANGE IN BOARD LOT SIZE

Subject to the Share Consolidation becoming effective, it is also proposed that the board lot size for trading on the Stock Exchange be changed from 1,000 Existing Shares to 500 Consolidated Shares with effect from 9 : 00 a.m. on Monday, 5 December 2016.

GENERAL

The proposed Share Consolidation will be proposed at the EGM for Shareholders’ consideration and, if thought fit, approval. The Circular in relation to the EGM containing, among other things, further details of the proposed Share Consolidation and the notice convening the EGM is expected to be despatched to the Shareholders on or around Wednesday, 2 November 2016.

PROPOSED SHARE CONSOLIDATION

The Board proposes to put forward a proposal to the Shareholders to effect the Share Consolidation which involves the consolidation of every ten (10) issued and unissued Existing Shares of US$0.0004 each into one (1) Consolidated Share of US$0.004 each.

Effects of the Share Consolidation

As at the date of this announcement, the authorised share capital of the Company is US$22,000,000.00 divided into (i) 50,000,000,000 Existing Common Shares of a par value of US$0.0004 each and (ii) 5,000,000,000 preferred shares of a par value of US$0.0004 each, of which 42,196,248,641 Existing Common Shares have been issued and are fully paid or credited as fully paid. Assuming no Existing Shares will be issued or repurchased between the date of this announcement and the effective date of the Share Consolidation, immediately after the Share Consolidation becoming effective, the authorised share capital of the Company will become US$22,000,000.00 divided into (i) 5,000,000,000 common shares of a par value of US$0.004 each and (ii) 500,000,000 preferred shares of a par value of US$0.004 each, of which 4,219,624,864.1 Consolidated Shares (which are fully paid or credited as fully paid) will be in issue. Upon the Share Consolidation becoming effective, the Consolidated Shares will rank pari passu in all respects with each other and the Share Consolidation will not result in any change in the relative rights of the Shareholders.

Save for the necessary expenses for the implementation of the Share Consolidation which are expected to be insignificant in the context of the net asset value of the Company, the implementation of the Share Consolidation will not alter the underlying assets, business operation, management or financial position of the Company or the interests and rights of the Shareholders.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares. Subject to the granting of the listing of, and permission to deal in, the Consolidated Shares on the Stock Exchange, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Consolidated Shares on the Stock Exchange or such other date as determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

None of the Shares are listed or dealt in any stock exchange other than the Stock Exchange and the New York Stock Exchange, Inc. (through ADSs), and at the time the Share Consolidation becoming effective, the Consolidated Shares in issue will not be listed or dealt in on any stock exchange other than the Stock Exchange and the New York Stock Exchange, Inc. (through ADSs), and no such listing or permission to deal is being or is proposed to be sought.

Conditions and expected effective date of the Share Consolidation

The Share Consolidation is conditional upon the satisfaction of the following conditions:

(a) the passing of an ordinary resolution by the Shareholders approving the Share Consolidation at the EGM; and

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares.

Subject to the fulfilment of the above conditions, the Share Consolidation is expected to become effective on Monday, 21 November 2016, which is the next business day immediately following the date of EGM.

Fractional entitlement to Consolidated Shares

Fractional Consolidated Shares, if any, arising from the Share Consolidation, will not be allocated to the Shareholders, but will be aggregated and, if possible, sold for the benefit of the Company. Fractional Consolidated Shares will only arise in respect of the entire shareholding of a holder of the Shares regardless of the number of share certificates held by such holder.

Exchange of Share certificates

Subject to the Share Consolidation becoming effective, which is expected to be on Monday, 21 November 2016, Shareholders may, from Monday, 21 November 2016 to Thursday, 29 December 2016 (both days inclusive), submit certificates of the Existing Shares to the Company’s Hong Kong Branch Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for exchange, at the expense of the Company, for new certificates of the Consolidated Shares. Thereafter, certificates for the Existing Shares will be accepted for exchange only on payment of a fee of the higher of HK$2.50 or such other amount as may from time to time be specified by the Stock Exchange for each certificate issued or cancelled.

With effect from Wednesday, 28 December 2016, trading will only be in Consolidated Shares in the form of new share certificates. Existing share certificates of the Shares will cease to be valid for trading and settlement purpose, but will remain valid and effective as documents of title.

Odd lots arrangements and matching services

In order to alleviate the difficulties arising from the existence of odd lots of the Consolidated Shares, the Company will procure an arrangement with an agent to stand in the market to provide matching services for the odd lots of the Consolidated Shares on a best effort basis. Further details in respect of the odd lots arrangement will be set out in the Circular.

Holders of odd lots of the Consolidated Shares should note that the matching of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed.

Trading arrangement for the Consolidated Shares

Subject to the Share Consolidation becoming effective, the arrangements for dealings in the Consolidated Shares are expected to be as follows:

(i) from 9 : 00 a.m. on Monday, 21 November 2016, the original counter for trading in the Existing Shares (in board lots of 1,000 Existing Shares) will be closed and a temporary counter for trading in the Consolidated Shares (in the form of old share certificates and in temporary board lots of 100 Consolidated Shares) will be set up and opened;

(ii) from 9 : 00 a.m. on Monday, 5 December 2016, the original counter for trading in the Consolidated Shares (in the form of new share certificates in board lots of 500 Consolidated Shares) will be re-opened;

(iii) during the period from Monday, 5 December 2016 to Friday, 23 December 2016 (both dates inclusive), there will be parallel trading at the above two counters; and

(iv) the temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares will be removed after the close of trading at 4 : 10 p.m. on Friday, 23 December 2016. Thereafter, trading will only be in board lots of 500 Consolidated Shares in the form of new share certificates while the existing share certificates for the Existing Shares will cease to be marketable and will not be acceptable for dealing and settlement purposes. However, such certificates will remain effective as documents of title on the basis of ten (10) Existing Shares for one (1) Consolidated Share.

Adjustments in relation to other securities of the Company

Share Options and Restricted Share Units

As at the date of this announcement, there are outstanding Options entitling the holders thereof to subscribe for up to an aggregate of 879,925,155 Existing Shares. The proposed Share Consolidation may cause adjustments to the exercise prices of the Options and the number of Consolidated Shares to be issued under the outstanding Options pursuant to the terms and conditions of the Options and under the terms and conditions of the Share Option Schemes of the Company granting such Options.

As at the date of this announcement, there are awards of an aggregate of 271,448,360 Restricted Share Units which have not yet vested or have vested but have not yet been converted to Shares. The proposed Share Consolidation will cause adjustments to the par value of Shares to be received by the relevant grantee on the date of vesting of the relevant award of Restricted Share Units and the number of Consolidated Shares to be issued pursuant to the terms and conditions of the awards of unvested Restricted Share Units and under the terms and conditions of the Equity Incentive Plans of the Company governing the granting of such Restricted Share Units.

Assuming there is no other adjustment event other than the proposed Share Consolidation becoming effective, the outstanding Options will entitle holders thereof to subscribe for up to 87,992,515.5 Consolidated Shares and the outstanding awards of Restricted Share Units which have not yet vested or have vested but have not yet been converted to Shares will entitle the grantees thereof to receive 27,144,836 Consolidated Shares.

Convertible Bonds

As at the date of this announcement, there are outstanding Convertible Bonds with an aggregated principal amount of US$854,000,000 which are convertible into 7,711,452,077 Existing Shares. The proposed Share Consolidation will cause adjustment to the conversion price of the Convertible Bonds and the number of Consolidated Shares to be issued pursuant to the terms and conditions of the Convertible Bonds, whereby the conversion price will be multiplied by ten and the number of Consolidated Shares to be issued on the exercise of the relevant conversion right will be reduced accordingly.

American Depositary Shares

As at the date of this announcement, each ADS represents 50 Existing Common Shares. Upon approval of the proposed Share Consolidation at the EGM, the Company intends to effect a simultaneous change to the ratio of ADS and common shares so that one ADS will represent five Consolidated Shares. ADS holders will be required to surrender their existing ADSs in exchange for new ADSs of the Company. The Company will make separate arrangements with the New York Stock Exchange, Inc. and its depositary, JPMorgan Chase Bank, N.A., to provide further details.

Save as disclosed above, as at the date of this announcement, the Company has no other outstanding options, warrants or other securities in issue which are convertible into or giving rights to subscribe for, convert or exchange into, any Existing Shares or Consolidated Shares, as the case may be.

REASONS FOR THE SHARE CONSOLIDATION

The Share Consolidation will increase the nominal value of the Shares and will reduce the total number of Shares currently in issue. As such, it is expected that the Share Consolidation will bring about a corresponding upward adjustment in the trading price of the Shares. This is expected to make investing in the Shares more attractive to a broader range of investors and thus help to further broaden the shareholder base of the Company. Accordingly, the Board is of the view that the Share Consolidation is beneficial to the Company and the Shareholders as            a whole.

PROPOSED CHANGE IN BOARD LOT SIZE

As the value of each board lot of Consolidated Shares is expected to increase after dealings in the Consolidated Shares commence, it is proposed that, subject to the Share Consolidation becoming effective, the board lot size for trading on the Stock Exchange be changed from 1,000 Existing Shares to 500 Consolidated Shares with effect from 9 : 00 a.m. on Monday, 5 December 2016.

EXPECTED TIMETABLE

The expected timetable for the Share Consolidation and the Change in Board Lot Size is set out below. The expected timetable is subject to the results of the EGM and is therefore for indicative purpose only. Any change to the expected timetable will be announced in a separate announcement by the Company as and when appropriate. All times and dates in this announcement refer to Hong Kong local times and dates.

Event Date

Expected date of despatch of the Circular together with notice of EGM and proxy form for EGM         . . . . . . . . . . . . Wednesday, 2 November 2016

Latest time for lodging proxy forms for the EGM . . . . . . . . . . . . . . . . . . . . 10 : 00 a.m. on Wednesday, 16 November 2016

Expected date and time of the EGM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10 : 00 a.m. on Friday, 18 November 2016

Announcement of the poll results of the EGM. . . . . . . . . . . . . . Friday, 18 November 2016

Effective date of the Share Consolidation . . . . . . . . . . . . . . . .Monday, 21 November 2016

Commencement of dealings in the Consolidated Shares. . . . . . . . . . . . . . . . . 9 : 00 a.m. on Monday, 21 November 2016

Original counter for trading in the Existing Shares(in board lots of 1,000 Existing Shares) closes . . . . . . . . . . . . . . . . . . . . . 9 : 00 a.m. on Monday, 21 November 2016

Temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (in form of old share certificates) opens . . . . . . . . . . . . . . . . . . . . . . . . .         . 9 : 00 a.m. on Monday, 21 November 2016

First date of free exchange of existing certificates for the Existing Shares into new share certificates for the Consolidated Shares . . . . . . . . . . . . . . . . . . . . . . . .Monday, 21 November 2016

Original counter for trading in the Consolidated Shares (in board lots of 500 Consolidated Shares in the form of new share certificates for the Consolidated Shares) re-opens . . . . . . . . . . . 9 : 00 a.m. on Monday, 5 December 2016

Parallel trading in the Consolidated Shares (in the form of new and existing share certificates) commences . . . . . . . . . . . . . . . . . . . . . 9 : 00 a.m. on Monday, 5 December 2016

Designated broker starts to stand in the market to provide matching services for the sale and purchase of odd lots of the Consolidated Shares . . . . . . . . . . . . . . . . . . . . . . . . . .         . . . . . . . . . 9 : 00 a.m. on Monday, 5 December 2016

Temporary counter for trading in Consolidated Shares in board lots of 100 Consolidated Shares (in form of existing share certificates) closes . . . . . . . . . . . . . . . . . . . . . . . 4 : 10 p.m. on Friday, 23 December 2016

Parallel trading in the Consolidated Shares (in the form of new and existing Share certificates) ends . . . . . . . . . . . . . . 4 : 10 p.m. on Friday, 23 December 2016

Designated broker ceases to stand in the market to provide matching services for the sale and purchase of odd lots of the Consolidated Shares . . . . . . . . . . . . . . . . . . . . . . . . . .         . . . . . . . . . . . 4 : 10 p.m. on Friday, 23 December 2016

Last day for free exchange of existing share certificates for new share certificates . . . . . . .         . . . . . . . . . . . . . . . . Thursday, 29 December 2016

GENERAL

The proposed Share Consolidation will be proposed at the EGM for Shareholders’ consideration and, if thought fit, approval. The Circular containing, among other things, further detail of the proposed Share Consolidation and the notice convening the EGM is expected to be despatched to the Shareholders on or around Wednesday, 2 November 2016.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below:

‘‘ADS(s)’’ American depositary share(s) of the Company, each of which represents 50 common shares before the Share Consolidation becomes effective;

‘‘Board’’ means the board of Directors;

‘‘CCASS’’ means the Central Clearing and Settlement System established and operated by HKSCC;

‘‘Change in Board Lot Size’’ means the proposed change in board lot size of the Shares for trading on the Stock Exchange from 1,000 Shares to 500 Consolidated Shares;

‘‘Circular’’ means the circular to be despatched to the Shareholders containing the notice of the EGM;

‘‘Company’’ Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc.;

‘‘Consolidated Share(s)’’ means share(s) of US$0.004 each in the share capital of the Company upon the Share Consolidation becoming effective;

‘‘Convertible Bonds’’ means (i) the zero coupon convertible bonds with an initial aggregate principal amount of US$200 million due 2018 issued by the Company (together with the zero coupon convertible bonds with an aggregate principal amount of US$86.8 million issued to both Datang Holdings (Hong Kong) Investment Company Limited and Country Hill Limited pursuant to the exercise of their pre-emptive rights in connection with the subscription agreement for this issuance), (ii) the zero coupon convertible bonds with an initial aggregate principal amount of US$95 million due 2018 issued by the Company (together with the zero coupon convertible bonds with an aggregate principal amount of US$22.2 million issued to both Datang Holdings (Hong Kong) Investment Company Limited and Country Hill Limited pursuant to the exercise of their pre-emptive rights in connection with the subscription agreement for this issuance), and (iii) the zero coupon convertible bonds with an initial aggregate principal amount of US$450 million due 2022 issued by the Company;

‘‘Director(s)’’ means director(s) of the Company;

‘‘EGM’’ means the extraordinary general meeting of the Company to be convened and held to approve, among other things, the Share Consolidation;

‘‘Equity Incentive Plans’’means the 2004 equity incentive plan adopted by the Company by way of Shareholders’ resolution on 10 March 2004 and the 2014 equity incentive plan adopted by the Company by way of Shareholders’ resolution on 13 June 2013;

‘‘Existing Common Shares’’ means common shares of US$0.0004 each in the share capital of the Company before the Share Consolidation becomes effective;

‘‘Existing Share(s)’’ means share(s) in the Company and includes a fraction of a share, including but not limited to the Existing Common Shares and preferred shares of US$0.0004 each in the share capital of the Company before the Share Consolidation becomes effective;

‘‘HKSCC’’ means The Hong Kong Securities Clearing Company Limited;

‘‘Option(s)’’ means the share option(s) granted under the Share Option Schemes of the Company;

‘‘Restricted Share Units’’ means an unsecured promise of the Company to pay eligible individuals a specific number of common shares or ADSs of the Company (each of which represents 50 common shares), as applicable, on a specified date pursuant to the Equity Incentive Plans, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the relevant Equity Incentive Plan and the applicable award document;

‘‘Share(s)’’ means the Existing Share(s) and/or the Consolidated Share(s), as the case may be;

‘‘Shareholder(s)’’ means holder(s) of issued Shares;

‘‘Share Consolidation’’ means the consolidation of every ten (10) issued and unissued Existing Shares of US$0.0004 each into one Consolidated Share of US$0.004;

‘‘Share Option Schemes’’ means the 2004 share option scheme adopted by the Company by way of Shareholders’ resolution on 16 February 2004 and the 2014 share option scheme adopted by the Company by way of Shareholders’ resolution on 13 June 2013;

‘‘Stock Exchange’’ means The Stock Exchange of Hong Kong Limited;

‘‘US$’’ means United States dollar, the lawful currency of the United States of America; and

‘‘%’’ means per cent.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC

30 September 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Zhou Jie

Ren Kai

Lu Jun

Independent Non-executive Directors

William Tudor Brown Sean Maloney

Lip-Bu Tan

Carmen I-Hua Chang